Filed by The Procter & Gamble Company
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                     Registration No. 333-123309


FORTUNE



RANKINGS


PROCTER & GAMBLE
"It Was a No-Brainer"
That's what Procter & Gamble's A.G. Lafley says of his decision to buy Gillette. Here's why he thinks so--and how the deal came about.


FORTUNE
Tuesday, February 8, 2005
By Patricia Sellers


A.G. Lafley's $57 billion acquisition of Gillette not only creates a new Procter & Gamble, with more than $60 billion in revenues and almost $200 billion in stock market value. It also catapults one of the quietest, most self-effacing CEOs into the ranks of the world's top chiefs. (Lafley, 57, also wields influence at General Electric and General Motors, on whose boards he sits.) No one--including Lafley himself--knew whether he was up to the job when the P&G board plucked him from the beauty-care business in June 2000 to take over. Diligently and methodically, he immersed himself in the vast organization and spread his messages: that P&G has to focus on big brands, big markets, and big customers; that P&G, to win with powerful discounters, must slash costs and reinvest savings in marketing and product design. Declaring that acquisitions are risky, Lafley gained fame as the best organic- growth guy in the consumer-products industry. Which is why this megadeal is so interesting. Who knew that Lafley had it in him? Gillette CEO Jim Kilts, for one, who had led a turnaround similar to P&G's and who initiated the acquisition last November. Kilts says that he and his board had considered many other partners but that P&G "was the only one that could create the best consumer products company in the world." It will be up to Lafley to ensure the smooth integration of Gillette's five billion-dollar brands-- Gillette, Oral-B, Braun, Duracell, and Mach3--with P&G's 16. He recently told FORTUNE editor at large Patricia Sellers how the deal unfolded and what it means for P&G.

DID JIM KILTS'S CALL COME OUT OF THE BLUE?

Yes, out of the blue. I knew Jim, though not well, because we're both on the board of the GMA [Grocery Manufacturers of America]. He called my office in early November. I wasn't there. But when I got back, my assistant gave me a message that Jim wanted to talk about the GMA. I called him, and he said, "I want to talk to you about combining our companies." I paused for maybe three seconds, and then I said to him, "I would like to talk about that." We decided to meet at his office in Rye [New York] three days later. We met at one or two and talked the entire afternoon. We broke off our negotiations in December because we couldn't agree on terms and we didn't think we could get to an agreement before our analyst meeting and then the holidays. After Christmas, I called him back.

HOW DID YOU THINK ABOUT THE PROS AND CONS OF THE DEAL?

It was a no-brainer from a strategy standpoint. On that first day when Jim called, I asked him if he had a price in mind. He said the usual things about a fair price. He said, "Not $60. But not $50." I said, "Jim, I can do the math. Are you thinking $55 a share?" Gillette was at $44 or $45 at the time. The second thing I asked about was his commitment of leadership. He said he would convert his Gillette stock and options to P&G stock and options and hold them, and he would work for a full year after the deal closed if we wanted him. The third thing I asked was how well he thought the cultures were going to fit together. I said to him, "The P&G culture is more collaborative, open, and competitive than you may know it to be." He said, "We've followed your performance with interest. We're going to put the best consumer products company together."

MESHING THE P&G AND GILLETTE CULTURES--BOTH OVER A CENTURY OLD-- IS GOING TO BE A CHALLENGE, ISN'T IT?

Culture was a big issue in deciding to do the deal. We were looking for a collaborative culture. In fact, I decided that we were going to be collaborative in the negotiations. We had a friendly deal here, and there was absolutely no reason not to have the cards on the table. I called one person Jim trusted and I trusted, Rajat Gupta, the head of McKinsey, who urged Jim to give me an open-book look at the cost synergies and a look at Gillette's technology into the future. We did collaborate--and without all the typical advisors. At one point Jim said to me, "Aren't you bringing your bankers?" I said, "We don't need any bankers." He said, "Aren't you bringing any lawyers?" I said, "We don't need any lawyers." It was me and Clayt Daley, our CFO, negotiating with Jim and his CFO, Chuck Cramm, and Ed DeGraan, Gillette's vice chairman who runs manufacturing and technology operations. That was a very important signal that we trusted each other.

YOU'VE BUILT A POWERFUL BEAUTY-CARE BUSINESS THAT CATERS TO WOMEN. WHAT MAKES YOU THINK THAT P&G CAN HELP GILLETTE SELL TO MEN?

I like core businesses with leading brands with big market shares and real innovation capability. Gillette has a 70-plus global market share in razors and blades. It's a multidecade leader. The Gillette brand is about as strong a male brand as you can get. But it's basically an engineering company and a razor-and-blade company. It hasn't really developed a grooming and personal-care brand. I look in the marketplace and see Clinique for men, Nivea for men, for crying out loud. Gillette is a better brand. I know we have the technology to build Gillette into a great personal-care business for men.

THE GLOBAL BEAUTY BUSINESS IS ABOUT $140 BILLION IN ANNUAL REVENUES. THE MALE PORTION OF THAT IS RELATIVELY SMALL, ISN'T IT?

The male grooming side is $16 billion. Much smaller than women. But the rate of growth is good, up 14% in the past year. We have experience in the personal-care business for men. We've totally repositioned Old Spice for young men, and it passed [Gillette's] Right Guard to become No. 1 in deodorants last year. We've taken Hugo Boss from $30 million in annual sales to over half a billion. Head & Shoulders is doing well over $1 billion, largely from attracting male consumers. Hair care for men, skin care for men-- it's starting to come. They have the brand. We have the technology.

CAN GILLETTE HELP YOU GROW IN THE FEMALE PERSONAL-CARE MARKET?

Gillette has done a lot in women's shaving. The Venus razor and cartridges have well over a 50 share of the global market. But no one has done much in the broad women's-hair-removal market, which is approaching $10 billion globally and growing more than 10% annually. That includes razors, blades, depilatories, laser hair removal. I hate to be cagey. All I'll tell you is that we would try to change the game.

A YEAR AGO YOU TOLD FORTUNE THAT ORGANIC GROWTH--THAT IS, GROWING INTERNALLY FROM YOUR EXISTING CORE BRANDS--IS "THE MOST PRECIOUS KIND OF GROWTH." YOU CALLED GROWTH BY ACQUISITION "RISKY" IN COMPARISON. BY BUYING GILLETTE, AREN'T YOU CONTRADICTING YOURSELF?

That's a very fair question. I'm a huge believer in this thing called growing from your core. Here's the trick: figuring out what is the core. We've expanded various cores in different ways. We've transformed Pampers from taped diapers to pull-on diapers and wipes. I spent an ungodly amount of time, 16 years of my life, in home care and fabric care at P&G, where Tide used to be white powder in a box. Now Tide is in liquid form, in tablets, with a touch of Downy, and more to come. In 21 years we've gained 15 share points not by spending more than the competition but by improving the product, on average, once a year. Pantene was a tiny department- store brand when we bought it in 1985 as part of the Richardson- Vicks acquisition. Thank God some P&Ger in Taiwan discovered that healthier hair means shinier hair. Now we have Pantene shampoo and conditioner and styling products--well over $2 billion in sales and growing 15% annually. The core of Pantene is where health and beauty intersect.

YOU STILL HAVEN'T JUSTIFIED HOW BUYING GILLETTE RELATES TO YOUR ORGANIC GROWTH CREDO.

When we acquire, we acquire to build the core. In hair care, in order to get into styling and colorance--to compete with L'Oral-- we would have had to invent a new brand from scratch. That's why we bought Clairol and Wella. Clairol was a neglected brand. It had been milked. But we needed it to expand our core. We bought Wella, which is strong in salons, to understand the cutting edge of hair care--pardon the pun. Now personal care is one of our strongest cores. We're using the Gillette acquisition to move into male personal care. This one is more powerful than Clairol. Gillette is a stronger brand.

HOW CAN GILLETTE HELP YOU EXPAND IN DEVELOPING MARKETS?

That's the biggest opportunity. Our developing market size is five times what Gillette's is--$11 billion in annual sales vs. $2.2 billion for Gillette. So we'll take their brands and plug them into China, for example. Gillette has distribution in the top cities. When I was in Asia in the '90s, we had already gone beyond the top 500 cities in China. Today we're way down into the rural areas. So we add three, four, five Gillette brands, and we don't even have to add a salesperson. Meanwhile, Gillette will help us in Brazil. Wella and Gillette both add significant business there. Gillette will also help us in India. Gillette sells a lot of the old double- edge blades in India. There are well over a billion males shaving with razors that were used in the U.S. in the '50s.

TALK ABOUT DURACELL. DOES GILLETTE'S BATTERY BUSINESS MAKE SENSE IN P&G'S PORTFOLIO?

It's the business that I agonized over the most. I don't understand it. That's an extreme statement. I'm not supposed to make extreme statements. But I didn't understand it going in. It's not a plug-and-play business like the Gillette brand is. It sort of fits because Duracell's volume growth is good. But frankly, it looks like the coffee business. There hasn't been a lot of innovation. And the business is fine when competitors are rational and creative, but in the absence of sufficient product differentiation or innovation, it's harder to create consumer value and shareholder value.

YOU WERE QUOTED IN NEWS STORIES AS SAYING THAT WAL-MART'S POWER AND THE PROLIFERATION OF STORE BRANDS DON'T HAVE MUCH TO DO WITH THIS DEAL. I CAN'T BELIEVE THAT.

Here's how I look at it. Wal-Mart's shopper is our shopper. If you really understand the shopper, you figure out how to increase your share of her wallet, how to encourage her to spend more on your products. That's where the power is--with the shopper. Getting the shopper to spend more comes down to innovation--the critical driver of consumer loyalty--and productivity. By doing this acquisition, we'll have more products and more innovation not just for shoppers at Wal-Mart but at Tesco and Asda in Britain, Carrefour in France, Metro in Germany, Costco, Target, Walgreen's, Kroger, Albertson's.

THIS ACQUISITION BEARS YOUR PERSONAL STAMP, GIVEN THAT YOU RAN P&G'S GLOBAL BEAUTY-CARE BUSINESS BEFORE YOU BECAME CEO. WHAT HAS BEEN THE KEY TO BUILDING THAT BUSINESS?

When I arrived in beauty care, the business was underperforming. It had no strategic clarity. And the organization thought they were losers. [Former CEO] Ed [Artzt] had bought some cosmetic companies and fragrance companies. We were dabbling all over the place. People were asking, How the hell are we going to compete with L'Oral and Este Lauder and Shiseido? I said, "We're going to compete because the categories are big, and we have the technology to compete." We had kernels to grow from two brands, Pantene and Olay, and we had the technology. I said to the people in cosmetics and fragrances, "I know your businesses were Ed's hobbies. But we don't do hobbies. Unless you can double your margins, you're not going to be on the team."

YOU STRUGGLED IN COSMETICS AND FRAGRANCES FOR YEARS.

Yes, but fragrances is now one of the best performers in the company. And cosmetics is now a good performer. We improved the businesses by moving up a lot of the kids, including Susan Arnold [now vice chairman in charge of global beauty care; see box]. I immersed myself in the organization. I looked for people with a feel for beauty and a passion for beauty.

SO YOU HAVE A PASSION FOR BEAUTY. WHAT'S YOUR OWN GROOMING REGIMEN?

I use Old Spice deodorant--not antiperspirant, because antiperspirants stain your clothes. I was using [SC Johnson's] Edge shaving cream, but I'll be switching to Gillette. I've always used a Gillette razor--the M3Power. I use Head & Shoulders regularly and then Pantene Clarifying [shampoo] once a week. It just really cleans your hair. I work out every day, so I wash my hair virtually every day, even though you're not supposed to. For aftershave I use SK-II [P&G's $130-a-bottle women's skin-care product]. I use Olay hand cream and Olay body lotion. I'm not much of a fragrance guy, but I occasionally use Baldessarini, which is sort of an older-guy fragrance. It's more subtle. Oh, and I use Old Spice body wash. [All except Edge are P&G products.]

THE ACQUISITION WILL PROBABLY DILUTE P&G'S EARNINGS THIS YEAR AND NEXT. BUT GILLETTE HAS BETTER PROFIT MARGINS--37% ON RAZORS AND BLADES--THAN YOU DO. DOES ANY P&G PRODUCT HAVE MARGINS THAT GOOD?

[Laughs] You wouldn't want to know the margins on SK-II. But beyond that, no, you'd have to look at alcohol, tobacco, and some great skin-care products to find comparable margins. Our operating margin companywide is 19% to 20%. With Gillette, we're expecting not only faster sales growth but 25% margins companywide by the end of the decade.

THAT SOUNDS GOOD. BUT COMPANIES COMPLETING MEGAMERGERS FREQUENTLY SAY SUCH THINGS, AND THE MERGERS FREQUENTLY DON'T WORK. WHY WILL YOURS BE DIFFERENT?

Because we're combining two strong companies, both with growth momentum. In contrast, in these other big mergers, one company is weaker, or losing growth momentum. That's a big difference right there. Also, Gillette and P&G together have identified significant cost synergies in this combination--more than two-thirds of the value creation. P&G has always delivered our acquisition cost synergies. Add in the exciting growth synergies I mentioned, like China and Brazil and India, where Gillette and P&G together can achieve critical mass. There aren't many acquisitions, big or small, that have all these things coming together. ?


[SIDEBAR]

A.G.'s A-Team

After the merger is completed, there will be five powerful vice chairmen under Lafley.

SUSAN ARNOLD Beauty care

Arnold, 50, runs P&G's biggest and most profitable business, wringing double-digit growth from Olay, Pantene, and Always. Lafley describes her as "courageous and open to trying new things."

BRUCE BYRNES Household care

Not well known to investors but famous inside P&G for his dry wit, Byrnes, 56, oversaw beauty and health care until Lafley put him in charge of Tide, Joy, and Swiffer last year. His age makes him an unlikely CEO candidate.

KERRY CLARK Health/Baby/Family care

A contender for the CEO job at Coke last year, Clark, 52, is known as a strategist. He's P&G's "most internationally accomplished leader," says Lafley.

JIM KILTS Gillette

Kilts, 57, manages a lot like Lafley. He announced he'll remain at P&G a year after the deal closes to oversee the integration. But he hints that he may stay longer: "We'll have to see."

ROBERT MCDONALD Operations

The quiet McDonald, 51, made his mark running detergents. He "has to put the backroom together" when the Gillette acquisition closes, says Lafley.

King of the Billion-Dollar Brands

When P&G and Gillette merge, the company will own 21 brands that each generate at least $1 billion in annual sales. That's more megabrands than any other company in the world.


PROCTER & GAMBLE
----------------
Actonel
Always
Ariel
Bounty
Charmin
Crest
Downy
Folger's
Head & Shoulders
Iams
Olay
Pampers
Pantene
Pringle's
Tide
Wella


GILLETTE
--------
Braun
Duracell
Gillette
Oral-B
Mach3


ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-123309), containing a preliminary joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


PARTICIPANTS IN THE SOLICITATION
--------------------------------

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.


FORWARD-LOOKING STATEMENTS
--------------------------

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining' the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.